Editorial Contact: Patrick Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA  22304
(703) 370-5837
[link to external URL redacted by author]
editor@shareholdersonline.org

**FOR IMMEDIATE RELEASE**

## State Street Shareholder Calls for Special Meeting, Thanks Fellow Owners for Support at 2006 Annual Meeting

**ALEXANDRIA, VIRGINIA**, August 25, 2006 – A shareholder of State Street Corporation (NYSE: STT) has submitted a written demand to the company to call a special meeting of stockholders, proposed to be held on October 13.

The written demand, submitted on August 9, sets forth three purposes for the Proposed Special Meeting:

1. To consider, discuss, and vote upon proposed amendments to the Corporation's Restated Articles of Organization, as amended;

2. To consider, discuss, and vote upon proposed amendments to the Corporation's By-laws, as amended; and

3. To consider, discuss, and vote upon proposals to remove one or more Directors.

The shareholder, Patrick Jorstad of Alexandria, Virginia, has sponsored or co-sponsored a number of proposals at the company's annual meetings since 2000.

For the 2006 Annual Meeting, held in April, Mr. Jorstad sponsored three proposals, which may be found at the following URL: [link to external website redacted by author]

### Mr. Jorstad Ejected from 2006 Annual Meeting by the Chairman of State Street

During discussion of Mr. Jorstad's first proposal (seeking to redeem the company's poison pill, and to require shareholder approval for any such future measures), the Chairman and CEO of State Street, Mr. Ronald E. Logue, ejected Mr. Jorstad from the meeting. As a result, Mr. Jorstad was not present during discussion of his other two proposals (relating to mandatory director retirement and director conflicts of interest).

In addition to ejecting Mr. Jorstad from the meeting, State Street has also pressed criminal trespass charges against Mr. Jorstad's partner, Mr. David Smith. Mr. Smith, a Harvard graduate, was attempting to ask the Chairman a question about the poison pill proposal; Mr. Logue refused to even permit Mr. Smith to ask the question. Several hours after the Annual Meeting ended at State Street, Mr. Smith was led into the Boston Municipal Court, handcuffed and in leg irons, for his arraignment.

The criminal trespass charge against Mr. Smith is still pending in the Boston Municipal Court. Mr. Smith's booking information, mug shot, and docket number are available at the following URL: [link to external website redacted by author]. The clerk's contact information is included;

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the clerk's office can also provide audiotapes of the public proceedings in the case so far, for a fee. The next public hearing in the matter is scheduled to take place on October 19[th]. Mr. Smith faces up to thirty days in jail, and/or a fine, if convicted of the misdemeanor charge.

### Strong Support for the Poison Pill Proposal Does Not Convince State Street's Directors

In spite of Mr. Jorstad's ejection from the meeting, the poison pill proposal passed by an overwhelming margin, as shown in the Corporation's latest Form 10-Q: http://www.sec.gov/Archives/edgar/data/93751/000110465906051533/a06-15557_110q.htm#Item4_SubmissionOfMattersToAVoteO_210412.

Whereas more than 192.5 million shares voted in favor of the proposal, only 54 million shares voted against it. The shares voted in favor of the proposal comprised approximately 57.9% of the total shares outstanding, and 78.1% of the "yes-no" vote. By contrast, the shares voted against the proposal only amounted to 16.25% of the total shares outstanding, and 21.9% of the "yes-no" vote. Even so, Mr. Logue declared at the meeting that the Board of Directors and he have no intention of changing their stance on the poison pill.

Just before he was ejected from the meeting, Mr. Jorstad read a statement in support of the poison pill proposal. Thanking "those shareholders who are here today who joined me in voting for this item of business," Mr. Jorstad went on to take particular issue with how the Board of Directors portrayed Institutional Shareholder Services' position on poison pills. The text of his prepared statement is available here, along with questions that Mr. Smith and he prepared to ask at the meeting: [link to external website redacted by author].[1]

### The SEC's New Proxy Voting Disclosure Rule Is a Boon to Corporate Governance

Thanks to the new SEC rule requiring many institutional investors to disclose their annual proxy voting records, Mr. Jorstad is now able to thank many of his fellow shareholders by name. The list below, current as of noon ET yesterday, is taken from the Form N-PX's filed by these institutions with the SEC, unless otherwise noted (e.g., many socially-responsible funds took a leadership role, voluntarily disclosing their proxy voting records years before the new regulatory requirement; many of these socially-responsible funds continue to voluntarily publish their proxy voting records today, and are therefore included below as noted):

- Activa Mutual Fund Trust
- Advance Capital I (multiple funds reporting)
- Advantus Series Fund
- Brazos Mutual Funds
- Calvert Social Index Fund*
- Christian Brothers Investment Services*
- Citizens Funds (multiple funds reporting)
- Cornerstone Total Return Fund
- Cornerstone Strategic Value Fund
- Domini Social Funds*
- Dreyfus Founders Funds (multiple funds reporting)
- Dreyfus Index Funds
- Dreyfus Investment Portfolios
- Dreyfus/Laurel Funds

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[1] Mr. Logue did not permit all questions to be asked.

- Dreyfus Stock Index Fund
- Dryden Index Series Fund
- E*Trade Funds
- Gabelli Asset Fund
- Gabelli Blue Chip Value Fund
- Gabelli Equity Trust
- Gabelli Global Series Funds
- Gabelli Growth Fund
- Hartford Mutual Funds (multiple funds reporting)
- Hartford Mutual Funds II
- Jefferson Pilot Variable Fund (multiple funds reporting)
- Kopp Funds
- Lincoln Variable Insurance Products Trust
- MMA Praxis Mutual Funds (multiple funds reporting)
- North Track Funds
- Ontario Municipal Employees' Retirement Systems (OMERS)*
- Oppenheimer Bond Fund
- Oppenheimer Main Street Opportunity Fund
- Oppenheimer Panorama Series Fund
- Pension and Health Benefits of the United Methodist Church*
- Principal Variable Contracts Fund (multiple funds reporting)
- Putnam Equity Income Fund
- Putnam Funds Trust
- Putnam Investors Fund
- Putnam Tax Smart Funds Trust
- Putnam Variable Trust (multiple funds reporting)
- State Street Master Funds (Equity 500 Index Portfolio)[2]
- Travelers Series Trust (multiple funds reporting)
- UBS Index Trust
- Victory Portfolios
- Women's Equity Fund

* Reported on the fund's website, rather than in a Form N-PX. [external URLs redacted]

The list shown above is also available at the following URL, and will be updated daily until August 31, 2006 (the regulatory filing deadline for those required to file a Form N-PX): [link to external URL redacted by author].

### Why Hold a Special Meeting? Updating the Corporation's Governing Documents Will Give Shareholders More Effective Checks and Balances to Guard Their Investment

In 2004, reacting to widespread corporate scandals and modern corporate governance initiatives, the Massachusetts Legislature passed a sweeping overhaul of the state's corporate statute, which governs the affairs of Massachusetts-based corporations such as State Street. The new law, the Massachusetts Business Corporation Act, grants shareholders many new rights – but in many cases, requires a corporation's governing documents to be amended in order to fully take advantage of these new powers.

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[2] It appears that even fund managers at State Street supported the proposal.

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For example, the new statute allows shareholders to opt to participate in meetings remotely – lowering the cost and inconvenience of traveling to the meeting in person. State Street's annual meetings are always held the third Wednesday in April, just after tax season and the Boston Marathon, which is held every year on the third Monday in April. This timing – mid-week, during Boston Marathon week – unnecessarily burdens shareholders, according to Mr. Jorstad, who says, "The annual meeting date seems to be deliberately designed to discourage shareholders from attending or participating, especially those coming from out of town. A Monday, Friday, or Saturday meeting would be more convenient. After all, Berkshire Hathaway's annual meetings are held over an entire weekend, and seem designed to facilitate communication between the company's owners and management."

The new statute also includes provisions whereby beneficial owners – those holding their shares in "street name" through their brokerage, bank, or other intermediary or nominee – can be recognized by a corporation as its true shareholders, instead of the intermediaries or nominees. This ensures that shareholder lists (described by one source as "the line of scrimmage" in proxy contests) are more accurate and complete –"facilitating easier communication among shareholders about their mutual investment and the Corporation's affairs," according to Jorstad.

Mr. Jorstad points out that the Board of Directors has acted quickly to adopt new By-laws in the past, when the Massachusetts Legislature has enacted new statutory opt-in provisions that are *director-friendly*.

For example, when the Legislature passed an emergency statute in April 1990 to allow Massachusetts boards to stagger themselves into three classes, and to restrict shareholders' ability to remove directors only "for cause" – widely regarded as entrenchment and anti-takeover devices – the State Street Board of Directors wasted no time, acting within mere months of that enactment to amend the By-laws to stagger themselves and to restrict the shareholders' removal power.[3]

Only in 2004 did the Board finally reverse course, reinstituting annual elections for all Directors (while still preserving the restriction on shareholders' removal power). Their reversal of course came after they staunchly opposed Mr. Jorstad's proposals on the matter from 2002 to 2004.[4]

But when it comes to the *shareholder-friendly* provisions that the Massachusetts Legislature has more recently enacted, Mr. Jorstad points out that the State Street Board of Directors has been much slower to act: "More than two years have passed now. What are they waiting for? There has been more than enough time for them to study and implement these shareholder-friendly provisions. They're running the company under outdated governing documents. The Massachusetts Legislature modernized the state's corporate laws to take into account modern technology, and contemporary concerns about corporate scandals. In my opinion, it's like they're running the company using the Articles of Confederation, instead of the newer, more practical Constitution."

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[3] As set forth in proxy materials that Mr. Jorstad filed in 2004, the Legislature passed the emergency statute in April 1990: http://www.sec.gov/Archives/edgar/data/93751/000126891104000005/definitiveproxystatement.htm. As shown in State Street's by-laws, as amended through 1997, the Board hastened to stagger itself and change the removal requirements by September 1990: [link to external URL redacted by author].

[4] "Directors Feel the Heat," by Steve Syre, *Boston Globe*, December 23, 2004. [external URL redacted.] See also the Corporation's proxy filings for 2002 to 2004 for the full text of the Board's opposition arguments.

**Why Remove Directors?**
**More Than "Resume Independence" Is Necessary for Good Governance, Jorstad Says;**
**Cites Chairman's Relationship with Executive Compensation Committee Member**

"When Mr. Logue instructed plainclothes police officers and State Street security forces to remove me from the meeting, I was stunned that the Directors did nothing to intervene. I was elated that the poison pill proposal had done so well, and never imagined that any definition of fairness would allow me to be ejected from the meeting, with the Directors looking on. Treating owners in such a fashion is not my idea of good governance practices."

Jorstad adds that Mr. Logue seemed particularly angry to receive a question about the business relationships between his brother, George A. Logue, and one of State Street's "independent" Directors, Nader F. Darehshori: "Mr. Darehshori sits on State Street's Executive Compensation Committee, which passes judgment on Ronald Logue's compensation. He also sits on the Nominating and Corporate Governance Committee, which played a critical role in selecting the new CEO in 2004. I think this is relevant information, and I think it should have been disclosed to shareholders long before the 2006 Annual Meeting. After all, the shareholders were asked to re-elect Mr. Darehshori and Mr. Logue, and we were asked to approve the terms of a senior executive incentive plan that will be administered by Mr. Darehshori and the other members of the Executive Compensation Committee, making annual awards to Mr. Logue and other senior executives."

Mr. Darehshori and George Logue are one of only four directors of a company called Cambium Learning.[5] Before that, both were senior executives at Houghton-Mifflin – Mr. Darehshori was Chairman, President, and CEO, and George Logue was an Executive Vice President, according to the Houghton Mifflin proxy statement for 2000.[6]

"Shareholders should not be worried that raising these independence questions will get them booted out of a stockholders' meeting," Jorstad says. "It is an entirely appropriate line of inquiry to ask whether Mr. Darehshori's actions with respect to Ronald Logue – including Mr. Logue's selection as CEO and his compensation packages – have in any way been influenced by his relationship with George Logue. For instance, does George Logue help set Mr. Darehshori's compensation package at Cambium Learning? I think a reasonable shareholder would think that disclosure of this business relationship was warranted in State Street's proxy materials."

Citing this lack of disclosure, Jorstad adds, "I think removal of one or more Directors is warranted. In the wake of Sarbanes-Oxley, and in the wake of court cases and enforcement actions where corporate boards have been found in the wrong for failing to disclose certain relationships, it is entirely appropriate for the shareholders of this company to at least consider whether some of these disclosure issues warrant an exercise of the shareholders' power of removal."

Mr. Jorstad points to the cease and desist order the SEC issued with regard to the Disney board's undisclosed relationships,[7] and also points to the settlement of derivative litigation aimed at alleged executive compensation abuses at Abercrombie and Fitch.[8]

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[5] [link to Massachusetts Commonwealth Secretary's corporate filings database, a public record, redacted]
[6] http://www.sec.gov/Archives/edgar/data/48638/0000950135-00-001660.txt. See also the Cambium website: [link to external site redacted by author].
[7] SEC Charges the Walt Disney Company for Failing to Disclose Relationships Between Disney and Its Directors. See also the SEC's Administrative Proceeding order.
[8] See the Form 8-K filed by Abercrombie & Fitch, dated April 13, 2005, and contemporary news accounts.

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### Record Date for Other Shareholders to Apply for the Proposed Special Meeting

Finally, Mr. Jorstad states that the Corporation has not responded to his application to call the Proposed Special Meeting, and has ignored his follow-up letters since. Those letters may be found here: [link to external URL redacted by author].

"Unless the Directors inform me otherwise, I believe that shareholders of record as of the date of my demand, August 9th, are entitled to join that demand."

Forty percent of the outstanding shares must submit one or more such written demands to compel the calling of a special meeting, according to Jorstad. While that barrier may sound high, Jorstad points out that he has twice garnered at least that much support for his proposals: "More than forty percent of the outstanding shares voted to de-stagger the board and reinstitute shareholders' full removal powers in 2004, and more than half of the corporate electorate voted this year to support the poison pill proposal. Just as the Founders figured out that the Articles of Confederation weren't working and called a Constitutional Convention, the shareholders of State Street can act in their own best interests to take advantage of the new, modern, shareholder-friendly features of the Massachusetts Business Corporation Act."

Jorstad adds: "The Directors' and officers' silence since my demand to call the Proposed Special Meeting leads me to believe that they may not be amenable to discussing or making these changes. It also remains to be seen whether the incumbent management will turn over information such as shareholder lists, which are vital to get the word out to other shareholders."

### How Do Other Shareholders Add Their Names to the Petition to Call the Special Meeting?

The new Massachusetts Business Corporation Act says that: "in the case of a public corporation, unless otherwise provided in the articles of organization or bylaws, if the holders of at least 40 per cent of all the votes entitled to be cast on any issue to be considered at the proposed special meeting sign, date, and deliver to the corporation's secretary one or more written demands for the meeting describing the purposes for which it is to be held."[9]

The Corporation's By-laws, filed as an exhibit to its 2004 Annual Report,[10] say that: "Special meetings of the stockholders may be called at any time by the chairman or by the Board of Directors and shall be called by the clerk, or in the case of the death, absence, incapacity or refusal of the clerk, by any other officer, upon written application of one or more stockholders who hold at least forty percent of the capital stock entitled to vote thereat. Such application shall specify the purpose or purposes for which the meeting is to be called and may designate the place, date and hour of such meeting, provided, however, that no such application shall designate a date not a full business day or an hour not within normal business hours as the date or hour of such meeting without the approval of the chairman or the Board of Directors."

For more information, please visit: [link to external URL redacted by author].

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**Editor's Note:** Mr. Jorstad's biographical sketch is available here: [link to external URL redacted by author].

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[9] [link to external website containing the public laws of Massachusetts, Chapter 156D, Section 7.02, redacted]
[10] http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3_2.htm

**Important Information:** Patrick A. Jorstad plans to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of State Street Corporation in connection with a Proposed Special Meeting of Stockholders, if that Special Meeting is called as proposed. State Street's annual meeting ordinarily takes place the third Wednesday of April each year. SECURITY HOLDERS ARE ADVISED TO READ THAT PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, along with any other relevant documents that are filed, will be available for free at the SEC's website, www.sec.gov. Mr. Jorstad is the beneficial owner of approximately 331 shares of State Street's common stock, as of August 25, 2006.